Exhibit 3.18

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CHALMETTE REFINING, L.L.C.

A Delaware Limited Liability Company

This SECOND AMENDED and RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF CHALMETTE REFINING, L.L.C. (this “Agreement”), dated as of November 1, 2015, is adopted, executed and agreed to by its sole Member (as defined below).

1. Formation. Chalmette Refining, L.L.C. (the “Company”) was formed as a Delaware limited liability company under and pursuant to the Delaware Limited Liability Company Act (the “Act”).

2. Term. The Company shall have a perpetual existence.

3. Purposes. The purposes of the Company are to carry on any lawful business, purpose or activity for which limited liability companies may be formed under the Act.

4. Registered Office. The registered office of the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

5. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

6. Member. PBF Holding Company LLC, a limited liability company organized and existing under the laws of the state of Delaware, shall be the sole member of the Company (the “Member”). The membership interest of the Member is set forth on Exhibit A.

7. Contributions. The Member has made a contribution to the capital of the Company, as reflected in the Company’s books and records. Without creating any rights in favor of any third party, the Member may, from time to time, make additional contributions of cash or property to the capital of the Company, but shall have no obligation to do so.

8. Taxes. The Member shall prepare and timely file (on behalf of the Company) all state and local tax returns, if any, required to be filed by the Company. The Company and the Member acknowledge that for federal income tax purposes, the Company will be disregarded as an entity separate from the Member pursuant to Treasury Regulation § 301.7701-3 as long as all of the member interests in the Company are owned by the Member.

9. Distributions. The Member shall be entitled (a) to receive all distributions (including, without limitation, liquidating distributions) made by the Company, and (b) to enjoy all other rights, benefits and interests in the Company.

10. Management. The management of the Company shall be exclusively vested in the Member, and the Company shall not have “managers,” as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Member. Any action to approve or consent to any matter hereunder or pursuant to the Act by the Member may be accomplished by written consent executed by the Member. Written consents may be executed and delivered by telecopy or like electronic means.

11. Officers. The Member may designate one or more persons to be officers of the Company. Officers are not “managers,” as that term is used in the Act. Any officers who are so designated shall have such titles and authority to perform such duties as the Member may delegate to them. The salaries or other compensation, if any, of the officers of the Company shall be fixed by the Member. Any officer may be removed as such, either with or without cause, by the Member. Designation of an officer shall not of itself create contract rights.

12. Dissolution. The Company shall dissolve and its affairs shall be wound up at such time, if any, as the Members may elect. No other event (including, without limitation, an event described in Section 18-801(4) of the Act) will cause the Company to dissolve.

13. Liability of Members. The Member shall not have any liability for the obligations or liabilities of the Company except to the extent provided for in the Act.

14. Exculpation and Indemnity. The Member or officers of the Company shall not be liable or accountable in damages or otherwise to the Company for any act or omission done or omitted in good faith, unless such act or omission constitutes gross negligence, willful misconduct, or a breach of this Agreement on the part of the Member or officers of the Company. The Company shall indemnify the Member or officers of the Company to the fullest extent permitted by law against any loss, liability, damage, judgment, demand, claim, cost or expense incurred by or asserted against the Member or officers of the Company (including, without limitation, reasonable attorneys’ fees and disbursements incurred in the defense thereof) arising out of any act or omission of the Member or officers in connection with the Company, unless such act or omission constitutes bad faith, gross negligence or willful misconduct.

15. Governing Law. This Agreement is governed by and shall be construed in accordance with the laws of the State of Delaware without regard to the principle of conflict-of-laws.

16. Effective Date. This Agreement shall be effective as of the date set forth above pursuant to Section 18-201 of the Act.

17. Interests and Certificates.

(a) Each limited company interest in the Company shall constitute a “security” within the meaning of, and be governed by, (i) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of Delaware, and (ii) Article 8 of the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995 and the Company hereby “opts-in” to such provisions for the purpose of the Uniform Commercial Code. The Company shall maintain books for the purpose of registering the transfer of limited liability company interests, and, upon any transfer of limited liability company interests in the Company, the Company shall notify the registered owner of any applicable restrictions on the transfer of limited liability company interests.

(b) The limited liability company interest in the Company may be evidenced by a certificate. If applicable, each such certificate shall be executed by manual or facsimile signature of an Officer on behalf of the Company. The Company shall maintain books for the purpose of registering the transfer of limited liability company interests. In connection with a transfer in accordance with this Agreement of any limited liability company interest in the Company, the certificate(s) evidencing the limited liability company interests shall be delivered to the Company for cancellation, and the Company shall thereupon issue a new certificate to the transferee evidencing the limited liability company interests that were transferred and, if applicable, the Company shall issue a new certificate to the transferor evidencing any limited liability company interests registered in the name of the transferor that were not transferred.

18. Entire Agreement. This Agreement, including the exhibits attached hereto, constitutes the entire understanding and agreement with respect to the subject matter hereof and all existing agreements or understandings regarding such subject matter, including all prior limited liability company agreements, are superseded and rendered null and void.

IN WITNESS WHEREOF, the Member has executed this Agreement as of the date written first above.

PBF HOLDING COMPANY LLC

By:	/s/ Trecia M. Canty

Trecia M. Canty, Secretary

SIGNATURE PAGE

EXHIBIT A

Member	Membership Interest
PBF Holding Company LLC	100%